As filed with the Securities and Exchange Commission on January 14, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of January 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  . . X . .  Form 40-F . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  . . . . .       No . . X . .

                                  [METRO LOGO]


FOR IMMEDIATE RELEASE                                            14 January 2003



                        APPOINTMENT OF NEW BOARD DIRECTOR


Metro International S.A. ("Metro"), the international newspaper group, today announced the appointment of Vigo Carlund as a non-Executive Director, following a meeting of the Board of Directors. Mr Carlund is President and Chief Executive Officer of Industriforvaltnings AB Kinnevik, Chairman of Transcom WorldWide S.A. and Korsnas AB, and a Director of Tele2 AB, Millicom International Cellular S.A. and Viking Telecom AB.






For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. `A' and `B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.



                            Metro International S.A.
                               75, Route de Longwy
                          LU-8080 Bertrange, Luxembourg
                                  www.metro.lu

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          By: /s/ Anders Fullman
                                          Name:   Anders Fullman
                                          Title:  Vice President
                                                  of Metro International SA


Date:    January 14, 2003